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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70641

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/05/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DriveLoyalty LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 Exchange Place
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Ciantro	646-226-9300	phil@sinemetu.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper LLP
(Name – if individual, state last, first, and middle name)

733 Third Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Dugan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DriveLoyalty LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WAFAA E FARAG
Notary Public, State of New Jersey
My Commission Expires Apr 16, 2023

[signature]
Notary Public 03-31-2023

Signature: [signature]
Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DriveLoyalty, LLC

December 31, 2022

Financial Statement and Supplemental Information and Report of Independent Registered Public Accounting Firm

Public Document

DRIVELOYALTY, LLC

Contents

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
DriveLoyalty, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DriveLoyalty, LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2023.

EISNERAMPER LLP
New York, New York
April 14, 2023

DRIVELOYALTY, LLC
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	534,350
Prepaid expenses		3,311
Total Assets	$	537,661
Liabilities and Member's Equity		
Due to related parties	$	67,611
Accounts payable and accrued expenses		5,500
Total Liabilities		73,111
Member's Equity		464,550
Total Liabilities and Member's Equity	$	537,661

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

DriveLoyalty, LLC (the "Company") is a Limited Liability Company formed December 18, 2017 in the State of New Jersey. The sole member of the Company is DriveWealth Holdings, Inc (the "Member"). Effective April 7, 2022, the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA"). As of December 31, 2022, the Company has not commenced revenue generating operations.

The Company's primary business line will be self-directed retail brokerage of equity securities to its customers. It will operate pursuant to the (k)(2)(ii) exemption of 15c3-3, introducing all business on a fully disclosed basis, to its clearing firm DriveWealth LLC. The primary revenue driver, upon commencement of business, will be commissions and fees charged to the retail accounts introduced by non-U.S. registered broker dealers.

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its cash in bank accounts which, at times, may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits and, therefore, is subject to the credit risk at the financial institution. At December 31, 2022, the Company held $284,350 in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

As a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies ASC Topic 740, *Income Taxes*. A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be

Income Taxes (continued)

taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact from the overall application of this standard.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2022, the Company had net capital of $461,239, which was $452,100 in excess of its required minimum net capital of $9,139. The Company's net capital was 0.1585 to 1 at December 31, 2022.

4. Related Parties

The Company had entered into an expense sharing agreement (the "Agreement") with its sole member, DriveWealth Holdings, Inc. (the "Member") effective September 28, 2022. Prior to and subsequent to the effective date, the Member has agreed to assume responsibility for expenses covered by the expense sharing agreement related to the Company for the year ended December 31, 2022 and prior periods. During 2022, the total amount of expenses the Member assumed liability is $18,950, of which $5,475 would be under the expense sharing agreement. For the period prior to the effective date of the expense sharing agreement, the Member shared personnel to assist with administrative functions and provided desk space, which it also has assumed responsibility for this cost in the amount of $13,475. Once revenue generating operations commence in 2023, expenses subject to the expense sharing agreement will be reassessed by the Member.

Related Parties (continued)

The expense sharing agreement provides that the Member shall allocate expenses, including but not limited to, rent, employee health insurance costs, office supply expenses, and other administrative services based on specific identification if applicable and available, or otherwise equally or on a proportional basis (typically based on the number of employees in each respective entity) to the Company.

A payable in the amount of $67,611 is reflected as Due to related parties in the accompanying statement of financial condition as of December 31, 2022. This includes amounts the Member did paid during 2022, directly to third parties for the benefit of the Company, totaling $66,700 for the year ended December 31, 2022 and $911 paid by an affiliate, DriveWealth, LLC. The Company intends to pay amounts owed to related parties when it commences revenue generating operations during 2023.

5. Subsequent Event

Events of the Company subsequent to December 31, 2022, have been evaluated through April 14, 2023 which is the date the financial statements were issued. There have been not material subsequent events that occurred during such period that would require disclosure in this report except as noted below.

The Company holds its cash balances at Silicon Valley Bank. On March 10, 2023, the Federal Deposit Insurance Corporation took over Silicon Valley Bank in an effort to protect depositors and limited its bank account value to $250,000, the insured limit. Subsequently, the FDIC announced that the full amount of depositor accounts would be protected on March 12, 2023.